WEXFORD TRUST
5000 Stonewood Drive, Suite 300
Wexford, Pennsylvania 15090-8395
February 26, 2010

VIA EDGAR TRANSMISSION

Ms. Valerie Lithotomos
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Wexford Trust (the “Trust”)
File Nos.: 033-20158 and 811-05469

Dear Ms. Lithotomos:

The purpose of this letter is to respond to oral comments provided to U.S. Bancorp Fund Services, LLC on February 24, 2010 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 35 to its Registration Statement on Form N-1A.  PEA No. 35 was filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on December 22, 2009 for the purpose of conforming the Trust’s Prospectus for its series, the Muhlenkamp Fund (the “Fund”), to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274.

The Trust will file PEA No. 36 to its Registration Statement under Rule 485(b) of the 1933 Act. The purpose of that filing will be to add certain financial information, update any missing information, incorporate the Staff’s comments regarding PEA No. 35 and file updated exhibits to the Registration Statement.

In connection with this response to the Staff’s comments, the Trust, on behalf of the Fund, hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

2.
The Trust acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Comments to the Prospectus:

1.	In the “Fees and Expenses” table of the Summary Section, please delete footnotes 1, 2 and 3.

The Trust responds by making the requested change.  However, subsequent to the Trust’s filing of PEA No. 35, the Trust identified that it had Acquired Fund Fees and Expenses (“AFFE”) of 0.02%.  As such, besides adding a line item entry for AFFE on the “Fees and Expenses” table, the Trust will include one footnote which serves to briefly identify AFFE as well as indicate the effect of AFFE when comparing the Total Annual Fund Operating Expenses of the “Fees and Expenses” table with the financial highlights.

2.
The section entitled “Summary Section – Principal Investment Strategies” states that the Fund may purchase fixed-income or debt securities.  If the Fund plans on investing in fixed-income securities that are rated below investment grade as part of its principal investment strategy then corresponding disclosure needs to be added to this section as well as an appropriate risk factor.

The Trust responds by confirming that the Fund does not plan on investing in fixed-income securities rated below investment grade as part of its principal investment strategy, and accordingly no change is required.

3.
The section entitled “Summary Section – Principal Risks” has a “small and medium sized companies” risk factor as well as a “foreign investment” risk factor.  If these are principal risks of investing in the Fund then the “Summary Section – Principal Investment Strategies” needs to have corresponding disclosure added. Alternatively, if these are not principal risks of the Fund then these two risk factors should be deleted.

The Trust responds by adding corresponding disclosures to the “Principal Investment Strategies” section to make clear that the Fund may purchase the securities of small and medium sized companies and make foreign investments.  The paragraph is revised in its entirety as shown below (the changes are underlined for your convenience):

“Principal Investment Strategies: The Fund principally invests in a diversified list of common stocks of companies of any capitalization, determined by the investment adviser to be highly profitable, yet undervalued.  The investment adviser looks for companies it believes to have above-average profitability, as measured by corporate return-on-equity, and that sell at below-average prices, as measured by price-to-earnings-ratios.  In pursuing its investment objectives, the Fund may also invest in securities of foreign issuers. The Fund may purchase fixed-income or debt securities from time to time as substitutes for stocks when the investment adviser determines that market conditions warrant their purchase.  The Fund intends to invest for the long-term, but may sell stocks and other securities regardless of how long they have been held.”

4.
The text of the asterisked footnote to the “Average Annual Total Returns” table should be placed adjacent to the table, rather than presented in footnote form.  In addition, if the return after taxes on distributions and sale of fund shares is higher than the other return figures then the fourth sentence of the footnote should remain.  Otherwise, the fourth sentences should be deleted

The Trust has removed the footnote and presented the “after tax returns” information textually in a paragraph following the “Average Annual Total Returns” table, and will adjust the text as needed.

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If you have any additional questions or require further information, please contact Thomas E. Sweeney of Sweeney Law Offices at 412-731-1000 or Edward Paz of U.S. Bancorp Fund Services, LLC at 414-765-5366.

Sincerely,

Wexford Trust

/s/ Ronald H. Muhlenkamp
Ronald H. Muhlenkamp
President

cc:           Thomas E. Sweeney, Sweeney Law Offices
Edward Paz, U.S. Bancorp Fund Services, LLC